Mail Stop 03-06

April 14, 2005



Via Facsimile and U.S. Mail

Mr. Greg A. LeClaire
Chief Financial Officer
Utah Medical Products, Inc.
7043 South 300 West
Midvale, UT  84047

	Re:	Utah Medical Products, Inc.
		Form 10-K for the fiscal year ended December 31, 2004
      File No. 001-12575


Dear Mr. LeClaire:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed
at the end of this letter.
..


Form 10-K for the Fiscal Year Ended December 31, 2004

Item 6.  Selected Financial Data - Page 15

1. Please revise to include income (loss) from continuing operations and income (loss) from continuing operations per common share. See Instruction 2 of Item 301(b) of Regulation S-K and Item 5-
03(b)(14)
of Regulation S-X.

2. We note that you provide certain non-GAAP measures in your selected financial data and MD&A. Please respond to the following comments:

a. We note that you have not changed the titles of your non-GAAP financial measures reflected in the tables on page 16. Revise to eliminate titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. See Item 10(e)(1)(ii)(E) of Regulation S-K.
b. We note that you are eliminating a gain from litigation that was reflected in your statements of operations in fiscal 2003 and 2004.
Please note that non-GAAP performance measures should not eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. See Item 10(e)(1)(ii)(B) of Regulation S-K. Please revise to comply.
c. When presenting non-GAAP financial measures, you should include for each non-GAAP measure a quantitative reconciliation (by schedule or other clearly understandable method) of the differences between the non-GAAP financial measure disclosed with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph 10(e)(1)(i)(A) of Regulation S-K. Please revise to comply.
d. When presenting non-GAAP financial measures, you should include for each non-GAAP measure a statement disclosing the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations, and to the extent material, a statement disclosing the additional purposes, if any, for which you use the non-GAAP financial measure that are not disclosed pursuant to paragraph 10(e)(1)(i)(C) of Regulation S-K. See Item 10(e)(1)(i) of
Regulation S-K. Please revise to comply.
e. When presenting EBITDA, it should be clear whether you are using
EBITDA as a performance measure, a liquidity measure, or both. Please revise to clarify. Also, non-GAAP financial measures that measure cash or "funds" generated from operations (liquidity) should be balanced with disclosure of equal or greater prominence of the amounts from the statement of cash flows (cash flows from operating, investing and financing activities). See footnote 26 of Release No.
33-8176. If you chose to utilize EBITDA as a performance measure, you should reconcile EBITDA to net income as presented in the consolidated statement of operations under GAAP. See Item 10(e) of Regulation S-K and Questions 14 and 15 of the SEC`s "Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures."

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Page 17

3. We note that you present your MD&A excluding the impact of certain litigation gains and reserves. Please note that your MD&A should be presented on the basis of your actual results of operations, financial condition, and changes in financial condition as presented in your audited financial statements and include a discussion of any unusual or infrequent events or transactions or any significant economic changes that materially affected the amount of reported income from continuing operations and, in each case, indicate the extent to which income was so affected. See Item 303 of Regulation S-
K. Please revise to comply.

4. We note the discussion of the pending legal proceedings with the
FDA on page 12. We also note that the existence of those legal proceedings appears to represent a material trend or uncertainty that could materially affect the company`s financial condition and results of operations. Although we further note that you have included a discussion of the nature of those proceedings, your responses to the commencement of those proceedings, and your position with respect to the allegations made by the FDA in connection with those proceedings elsewhere in the filing, please revise your MD&A disclosures to include a discussion and analysis of the potential impact of those proceedings on the company`s financial condition and results of operations. Your expanded disclosures should include, among other things, a discussion of the impact on the company should the FDA be successful in obtaining the relief being sought in those proceedings that the company be permanently enjoined from manufacturing and distributing medical devices until it has demonstrated that it has corrected the alleged deviations from compliance with the FDA quality system regulations. Please also similarly expand your disclosures that appear on page 12 to include a more complete discussion of the nature of the relief being sought. For guidance, please refer to "Focus on Material Trends and Uncertainties" at Section III.B.3 of Release No. 33-8350 (December 19, 2003).

5. We note your disclosure on page 19 that in 2004 your unfavorable cost trends were partially offset by lower depreciation expense on fixed assets and "recoveries of previous years` misappropriated funds." You state that you "recognized a favorable contribution to gross profit of $180,830 and $241,670 for 4Q 2004 and 2004, respectively, as a result of recovery of misappropriated funds that had reduced gross profit performance in prior years. You also state that your audit committee "was fully involved in the investigation and resolution of this matter." Please tell us whether or not you auditors were aware of this matter. With a view towards disclosure, tell us the nature of the matter, its investigation and how and when it was resolved. Clarify whether or not amounts are presented in thousands.

6. We note that you disclose two off-balance sheet arrangements for a facility operating lease and a parking lot lease. Please tell us why you believe these agreements represent off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K. In addition, you should provide all of the disclosures required by that item for any off-balance sheet arrangements. Please revise to comply.

7. Please revise to provide your critical accounting policy disclosures. See FR-72 and SEC Release No. 33-8350.

Item 9A.  Disclosure Controls and Procedures - Page 25

8. Please respond to the following comments:

a. We note your disclosure that your principal executive officer and principal financial officer have evaluated your disclosure controls and procedures as of a date within 90 days before the filing date of your annual report. Please amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of Regulation S-K and Part III.F of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act
Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.
b. We note your statement that your chief executive officer and your chief financial officer have concluded that your "disclosure controls and procedures are effective in alerting them in a timely manner to material information relating to UTMD required to be included in this annual report on Form 10-K." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officers` conclusions regarding the effectiveness of your disclosure controls and procedures.
c. We note your statement that your system of internal controls and procedures is designed "to provide reasonable assurance." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.
d. We note that you refer to Rule 13a-14 and not 13a-15(e). Please revise or advise.
e. Please note that the definition of disclosure controls and procedures is included in Rule 13a-15(e) of the Exchange Act. However, if you wish to include the definition preceding your conclusion, please ensure the definition is consistent with the definition included in Rule 13a-15(e) of the Exchange Act.
f. With respect to your disclosure of changes in internal control over financial reporting, please revise your disclosure to indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-K as amended effective August 13, 2003. Further, we note that there were no "corrective actions regarding significant deficiencies or material weaknesses." Please tell us whether or not there were any significant deficiencies or material weaknesses.

Consolidated Financial Statements - Page F-1

Report of Independent Registered Public Accounting Firm - Page F-5

9. We note the reference in your auditors` report to auditing standards established by the Auditing Standards Board (United States). This reference does not appear to be appropriate or necessary under paragraph 5 of PCAOB AS1. Please request your auditors to revise their report to comply with AS1, or ask them to explain to us why the reference is appropriate and necessary.

Note 1.  Summary of Significant Accounting Policies

Loans to Related Parties - Page F-14

10. Please tell us where you further disclosed in the notes the nature and terms of your loans to related parties. We note your disclosure on page F-14.

Revenue Recognition - Page F-14

11. Tell us supplementally and revise this filing to address the following related to your revenue recognition policies:
a. Please describe how you apply the criteria in SAB Topic 13.A in your revenue recognition policy. Please note that SAB 104 amended SAB
101 on December 17, 2003.
b. Tell us and disclose why you state that revenue from product sales is "generally" recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. Explain when this is not the case and why. Quantify the amount of revenue recognized in each period under other revenue recognition policies.
c. Please explain how you are able to provide a reserve for uncollectible accounts that are "unforeseen" and how this policy complies with U.S. GAAP.
d. We note that you believe that revenue should be recognized at the time of shipment as title "generally" passes to the customer at the time of shipment. Under U.S. GAAP, you should review each transaction to determine the appropriate method and timing of revenue recognition. It is not appropriate to apply a broad policy based upon the terms of contracts or arrangements that represent the majority of your sales. Explain to us when title is not transferred to the customer at the time of shipment. Revise your financial statements to comply with U.S. GAAP or tell us why a revision is not required.
e. We note that you provide warranties to your customers. On page
F-
21 you state that you absorb your product warranties in your on-going operating expenses. Tell us and revise to disclose in more detail your accounting policy for warranties and tell us how that policy complies with U.S. GAAP. Tell us how you classify the expense associated with your product warranties in your consolidated statement of operations and why this classification is appropriate.
Revise to provide all of the disclosures required by paragraph 14 of
FIN 45.
f. We note the qualitative and quantitative discussion about your products in MD&A. Please revise to disclose the amount of revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, please disclose that fact and tell us why.

Legal Costs - Page F-14

12. We note that you maintain a reserve for legal costs consistent with your previous experience and anticipated costs. On page 11 you state that you reserve "funds against [your] current performance on
an ongoing basis to provide for [your] defense should any lawsuits be
filed." On page 16 you disclose that you increased your reserve for
litigation expenses in the fourth quarter of fiscal 2004 "in anticipation of costs to complete the litigation process with the FDA through June 2005." On page F-21 you state that you maintain a reserve for product liability litigation and damages consistent with your previous long-term experience. Please tell us in more detail about the measurement and timing of your reserve and why your accounting policy complies with SFAS 5. Explain why your reserve only includes costs to complete the litigation process with the FDA through June 2005. Provide us with a rollforward of your legal reserve for fiscal 2002, 2003, and 2004, and through the latest interim period. Tell us where you classify these costs and tell us why. Please note that we would expect any legal costs related to your continuing operations to be classified within income from
operations
and not as non-operating or extraordinary. Please also revise note
6
to disclose the nature of the contingency with respect to the FDA litigation and give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. See paragraph 10 of SFAS 5. Revise MD&A to describe this contingency and its impact on your operations, financial condition and liquidity. See Item 303(a)(3) of Regulation S-K.








Note 2.  Detail of Certain Balance Sheet Accounts - Page F-17

13. Please respond to the following comments regarding your other assets:

a. We note your disclosure on page 18 that goodwill will not be amortized as an expense unless and until the value of the acquired entity becomes impaired. Tell us how this accounting complies with paragraph 18 of SFAS 142.
b. Please revise your consolidated balance sheet to present the aggregate amount of goodwill as a separate line item. See paragraph
43 of SFAS 142.
c. Please revise to disclose you accounting policies with respect to your testing for impairment of goodwill. See paragraphs 18 - 41 of SFAS 142. Tell us and disclose both how and when you perform your impairment assessment.

Note 3. Investments - Page F-18

14. For securities classified as available-for-sale, please disclose the aggregate fair value, the total gains for securities with net gains in accumulated other comprehensive income, and the total losses for securities with net losses in accumulated other comprehensive income, by major security type as of each balance sheet date. See paragraph 19 of SFAS 115 as amended by SFAS 133. If you have investments in debt securities classified as available-for-sale, then disclose information about the contractual maturities of those securities as of December 31, 2004. See paragraph 20 of SFAS 115. For fiscal 2004, 2003, and 2002, disclose the proceeds from sales of available-for-sale securities and the gross realized gains and gross realized losses that you included in earnings as a result of those sales. See paragraph 21 of SFAS 115 as amended by SFAS 133.

Note 13.  Extraordinary Items - Page F-26

15. We see that you recognized an extraordinary gain, net of taxes of
$3,054,000 and $13,426,000 in fiscal year 2004 and 2003,
respectively.  Tell us supplementally how you considered the criteria
of paragraphs 19 - 24 of APB 30 for recognizing these litigation settlements and costs as extraordinary items within your consolidated statement of operations. We note that the amounts relate to a gain from your patent infringement settlement with Tyco/Kendall and cost of litigation with the FDA. In general, litigation settlements will
not meet the definition of extraordinary items since most of these settlements and claims arise out of product liability or antitrust suits that reflect a normal risk of operating a business. Your response should address why these amounts are truly unusual and unrelated to operations or the normal operating environment. Also, tell us supplementally and revise to disclose the nature, measurement, and timing of and reasons for recording each of these settlements and other costs. For instance, tell us why you recorded
$25 million of the patent litigation settlement in fiscal 2003 and
$6
million in fiscal 2004. Explain what the payments represent and how they were calculated. In addition, describe the nature of the expenses of $2,208,000 included in fiscal 2004 and recorded against your patent settlement from Tyco/Kendall.
Form 8-K dated January 20, 2005

Exhibit 99.1

16. We note that you present non-GAAP financial measures in your press release including but not limited to the following:
* Your discussion of the comparison of your fourth quarter sales before allowing the 10% discount introduced in 2004;
* Your discussion of EBITDA;
* Your discussion of regular earnings per share for the fourth quarter excluding your extraordinary operating expenses resulting from your increasing your reserve for your litigation expense;
* Your return on equity ratio excluding extraordinary income and equity; and
* The presentation of your income statement that includes a columnar heading entitled "regular" and "extraordinary".

Your presentation of non-GAAP information does not appear to comply with Regulation G and Item 10 of Regulation S-K. Please revise future filings to remove this discussion of non-GAAP financial information, or revise the presentation so that it does comply and provide us with your proposed revised disclosures that address the following matters:

a. Present the most directly comparable financial measure calculated and presented in accordance with GAAP; and a reconciliation, by schedule or other clearly understandable method, which shall be quantitative for historical non-GAAP measures presented, and quantitative, to the extent available without unreasonable efforts, for forward-looking information, of the differences between the non-
GAAP financial measure disclosed or released with the most comparable financial measure or measures calculated and presented in accordance with GAAP identified in paragraph (a)(1) of Item 100 of Regulation G.
b. For each non-GAAP measure, include a discussion, in sufficient detail related to the following:
i) The substantive reasons why management believes each non-GAAP measure provides useful information to investors;
ii) The specific manner in which management uses each non-GAAP measure to conduct or evaluate its business;
iii) The economic substance behind management`s decision to use each measure; and
iv) The material limitations associated with the use of each non-GAAP measure as compared to the use of the most directly comparable GAAP measure and the manner in which management compensates for these limitations when using the non-GAAP measure.
Refer to paragraph (e)(1)(i) of Item 10 of Regulation S-K and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

      *    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Tara Harkins, Staff Accountant, at (202)
824-
5496 or me at (202) 942-2861 if you have questions. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202)
942-7903 if you have questions regarding these comments.



							Sincerely,



							Kate Tillan
							Assistant Chief Accountant



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Mr. Greg A. LeClaire
Utah Medical Products, Inc.
April 14, 2005
Page 1